November 1, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SCPIE Holdings Inc.
Form 10-K for fiscal year ended December 31, 2004
Filed March 16, 2005
Commission File No. 001-12449

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated October 26, 2005 with respect to the above referenced 10-K of SCPIE Holdings Inc. (“the Company”).

As acknowledged via the telephone, we will provide the Company’s response to the SEC, in EDGAR format, on or before December 5, 2005.

Please direct any questions regarding the foregoing information to the undersigned at (310) 551-5900. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Robert B. Tschudy
Robert B. Tschudy
Chief Financial Officer

cc:	Donald J. Zuk, President & CEO

Ibolyn Ignat, Staff Accountant